UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                           Eagle Supply Group, Inc.
---------------------------------------------------------------------------
                               (Name of Issuer)

                  Common Stock, $0.0001 par value per share
---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 269894 10 1
---------------------------------------------------------------------------
                               (CUSIP Number)

                             Frederick M. Friedman
                         c/o Eagle Supply Group, Inc.
                       122 East 42nd Street, Suite 1618
                              New York, NY 10168
                               (212) 986-6190
---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               April 11, 2003
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                SCHEDULE 13D
CUSIP No.  269894 10 1                                   Page 2 of 6 Pages

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1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TDA Industries, Inc. 11-2117396
---------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]

---------------------------------------------------------------------------

3	SEC USE ONLY


---------------------------------------------------------------------------

4	SOURCE OF FUNDS

        SC
---------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(E):                             [ ]

---------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
---------------------------------------------------------------------------

	NUMBER OF SHARES
        BENEFICIALLY       7   SOLE VOTING POWER
	OWNED BY EACH
        REPORTING              5,300,000
        PERSON WITH        ------------------------------------------------

                           8   SHARED VOTING POWER

                               0
                           ------------------------------------------------

                           9   SOLE DISPOSITIVE POWER

                               5,300,000
                           ------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

                               0
---------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,300,000
---------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               [ ]

---------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.7%
---------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON

        CO
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

                           SCHEDULE 13D
CUSIP No.  269894 10 1                                    Page 3 of 6 Pages

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1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Douglas P. Fields
---------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]

---------------------------------------------------------------------------

3	SEC USE ONLY

---------------------------------------------------------------------------

4	SOURCE OF FUNDS

        SC
---------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(E):                            [ ]


---------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------

	NUMBER OF SHARES
        BENEFICIALLY       7   SOLE VOTING POWER
	OWNED BY EACH
        REPORTING              0
        PERSON WITH        ------------------------------------------------

                           8   SHARED VOTING POWER

                               5,300,000
                           ------------------------------------------------

                           9   SOLE DISPOSITIVE POWER

                               0
                           ------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

                               5,300,000
---------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,300,000
---------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                             [ ]

---------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.7%
---------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON

        IN
---------------------------------------------------------------------------

                              SCHEDULE 13D
CUSIP No.  269894 10 1                                    Page 4 of 6 Pages

---------------------------------------------------------------------------

1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Frederick M. Friedman
---------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                (b) [ ]

---------------------------------------------------------------------------

3	SEC USE ONLY

---------------------------------------------------------------------------

4	SOURCE OF FUNDS

        SC
---------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(E):                             [ ]

---------------------------------------------------------------------------

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------

	NUMBER OF SHARES
        BENEFICIALLY       7   SOLE VOTING POWER
	OWNED BY EACH
        REPORTING              0
        PERSON WITH        ------------------------------------------------

                           8   SHARED VOTING POWER

                               5,300,000
                           ------------------------------------------------

                           9   SOLE DISPOSITIVE POWER

                               0
                           ------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

                               5,300,000
---------------------------------------------------------------------------

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,300,000
---------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                              [ ]

---------------------------------------------------------------------------

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.7%
---------------------------------------------------------------------------

14	TYPE OF REPORTING PERSON

        IN
---------------------------------------------------------------------------

Item 1.  Security and Issuer

	This Schedule relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Eagle Supply Group, Inc., a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 122 East 42nd Street, Suite 1618, New York, New York 10168. (This Amendment No. 1 to the Schedule 13D, together with the Initial Schedule 13D filed on March 29, 1999 ("Initial Schedule 13D") are referred to herein, collectively, as the "Schedule 13D").

Item 2.  Identity and Background

	This Schedule is being filed by a group consisting of TDA Industries, Inc. ("TDA"), Douglas P. Fields, and Frederick M. Friedman
(collectively, the "Reporting Group").     TDA is a New York corporation
with its principal office located at 122 East 42nd Street, Suite 1618, New York, New York 10168. TDA is a holding company whose operating subsidiaries are engaged in the operation of an indoor tennis facility and the management of real estate. Messrs. Fields and Friedman are executive officers, directors, and the controlling shareholders of TDA.

        Messrs. Fields and Friedman are both citizens of the United States of America and their business address is 122 East 42nd Street, Suite 1618, New York, New York 10168.

	Mr. Fields is the Chairman of the Board of Directors, the Chief Executive Officer, and a Director of the Issuer, TDA, and each of the subsidiaries of the Issuer and TDA.

	Mr. Friedman is the Executive Vice President, Chief Financial Officer, Treasurer, Secretary, and a Director of the Issuer, TDA, and each of the subsidiaries of the Issuer and TDA.

	During the past five years, no member of the Reporting Group has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        Messrs. Fields and Friedman each agreed to revise their compensation arrangements with the Company for compensation for the fiscal year ending June 30, 2003 pursuant to (i) Modification Agreement, dated as of January
1, 2003, by and among JEH/Eagle Supply, Inc., Eagle Supply, Inc., the Issuer, and Mr. Fields, and (ii) Modification Agreement, dated as of
January 1, 2003, by and among JEH/Eagle Supply, Inc., Eagle Supply, Inc., the Issuer, and Mr. Friedman, respectively (collectively, the "Modification Agreements"). A copy the Modification Agreements are attached as Exhibits 2 and 3 to this Schedule 13D and are incorporated herein by reference. Pursuant to the Modification Agreements, Messrs.
Fields and Friedman each agreed (a) to accept 100,000 shares of Common
Stock in lieu of cash compensation of $100,000 earned by them during the Company's current fiscal year ending June 30, 2003, and (b) that such shares shall be paid directly to TDA in accordance with the current procedures by which Messrs. Fields and Friedman are paid by the Company.
 All compensation earned by Messrs. Fields and Friedman is currently paid directly by the Company to TDA. Accordingly, effective April 11, 2003, the 200,000 shares of Common Stock earned by Messrs. Fields and Friedman were issued directly to TDA.

Item 4.  Purpose of Transaction

        The 200,000 shares of Common Stock were issued to TDA pursuant to the terms of the Modification Agreements, whereby both Messrs. Fields and Friedman agreed that the Company would issue 200,000 shares



                            Page 5 of 8 Pages
of Common Stock to TDA in lieu of $100,000 of cash compensation earned by each of Messrs. Fields and Friedman during the current fiscal year ending June 30, 2003.

        The members of the Reporting Group will monitor their investment in the Company and will in the future determine the most appropriate course of action to take with their investment. In reaching any decision with respect to this investment, the members of the Reporting Group will take into consideration various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the shares, conditions in the securities markets, and general economic and industry conditions, as well as other investment opportunities available to the members of the Reporting Group.
 Based on such factors, the members of the Reporting Group may from time to time determine that a further investment in the Company is attractive and purchase additional shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, the members of the Reporting Group may determine to dispose of some or all of their shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

        Except as described in the Schedule 13D, no member of the Reporting Group has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The members of the Reporting Group, however, reserve the right, in their sole discretion, to re-evaluate their investment in the Company and to develop such plans in the future as they may determine to be in the best interests of their investment.

Item 5.  Interest in Securities of Issuer

     (a) As of the date of this Schedule 13D, TDA is the record and beneficial owner of an aggregate of 5,300,000 shares
             ("Shares") of Common Stock, which represents approximately 51.7% of the 10,255,455 shares of Common Stock outstanding on April 11, 2003.

             Messrs. Fields and Friedman own, of record, no shares of Common Stock. They are, however, the executive officers, directors, and controlling shareholders of TDA, and, consequently, they are deemed to be the beneficial owners of the Shares owned by TDA.

     (b) TDA possesses sole voting and dispositive power with respect to the Shares.

             Individually, neither Mr. Fields nor Mr. Friedman have the sole power to vote or dispose of the Shares. Notwithstanding the foregoing, Messrs. Fields and Friedman are the controlling shareholders of TDA, and, consequently, they are able to direct, through TDA, the voting and disposition of the Shares. Accordingly, Messrs. Fields and Friedman may be considered to possess shared voting and dispositive power with respect to the Common Stock owned by TDA.

     (c) Except for the shares of Common Stock issued pursuant to the Modification Agreements, there have been no purchases or sales of the Common Stock by any member of the Reporting


                            Page 6 of 8 Pages

             Group during the past sixty days.

     (d) No other person is known by any member of the Reporting Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Group.

     (e)     Not applicable.


Item 6.	Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer

	Other than the Modification Agreements described in Item 3 of the
Schedule 13D, the Reporting Group knows of no other contracts, arrangements, understandings, or relationships required to be described herein. The description of the Modification Agreements set forth in the
Schedule 13D is qualified in its entirety by reference to Exhibits 2 and 3 to the Schedule 13D.


Item 7.  Material to Be Filed as Exhibits

     Exhibit 2 Modification Agreement, dated as of January 1, 2003, by and among JEH/Eagle Supply, Inc., Eagle Supply, Inc., Eagle Supply Group, Inc., and Douglas P. Fields.

     Exhibit 3 Modification Agreement, dated as of January 1, 2003, by and among JEH/Eagle Supply, Inc., Eagle Supply, Inc., Eagle Supply Group, Inc., and Frederick M. Friedman.



















                            Page 7 of 8 Pages

                                Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2003                 TDA INDUSTRIES, INC.


                                       By: /s/Douglas P. Fields
                                          _________________________________
                                          Douglas P. Fields, Chief
                                          Executive Officer



                                          /s/Douglas P. Fields
                                          _________________________________
                                          Douglas P. Fields, Individually



                                          /s/Frederick M. Friedman
                                          _________________________________
                                          Frederick M. Friedman, Individually














                            Page 8 of 8 Pages

                            INDEX TO EXHIBITS


Exhibit
Number                       Description of Exhibits
-------                      -----------------------

   2       --    Modification Agreement, dated as of January 1, 2003, by and among JEH/Eagle Supply, Inc., Eagle Supply, Inc., Eagle
                 Supply Group, Inc., and Douglas P. Fields.

   3       --    Modification Agreement, dated as of January 1, 2003, by and among JEH/Eagle Supply, Inc., Eagle Supply, Inc., Eagle
                 Supply Group, Inc., and Frederick M. Friedman.

                                                           EXHIBIT 2

                     MODIFICATION AGREEMENT

                       DOUGLAS P. FIELDS

     This Modification Agreement (this "Agreement") is made as of January 1, 2003 by and between JEH/EAGLE SUPPLY, INC. (formerly JEH/ACQUISITION CORP.), a Delaware Corporation having a place of business at 2500 U.S. 287, Mansfield, Texas ("JEH"), EAGLE SUPPLY, INC., a Florida corporation having a place of business at 1451 Channelside Drive, Tampa, Florida ("Eagle Supply"), EAGLE SUPPLY GROUP, INC., a Delaware corporation having an office located at 122 East 42nd Street, New York, N.Y. ("ESG"), with JEH, Eagle Supply and ESG referred to collectively hereinafter as the "Employer," and DOUGLAS P. FIELDS, an individual residing at 100 Midwood Road, Greenwich, Connecticut (the "Executive").

     WHEREAS, JEH previously entered into a written employment agreement with the Executive dated as of the 1st day of July, 1997 (the "JEH Agreement"); and

     WHEREAS, the JEH Agreement was amended pursuant to a First
Amendment effective as of the 30th day of April, 1998, and pursuant to a Second Amendment effective as of the first day of November, 1999; and

     WHEREAS, the Executive previously entered into a written employment agreement with Eagle Supply and ESG dated as of the 17th day of March 1999 (the "Eagle Supply/ESG Agreement"); and

     WHEREAS, the Eagle Supply/ESG Agreement was amended pursuant to a First Amendment effective as of the 1st day of November, 1999; and

     WHEREAS, the parties executed an Amended, Restated and Consolidated Employment Agreement made as of November 1, 2001 (the "Restated Agreement"); and

     WHEREAS, the parties hereto, consisting of all of the parties to the aforesaid employment agreements, now desire to amend the terms and conditions of the Restated Agreement under which the Executive will continue to be employed by ESG, Eagle Supply, and JEH in the capacities of Chairman of the Board of Directors and Chief Executive Officer, and to render services to them as may be required, consistent with his employment as hereinafter set forth; and

     WHEREAS, Employer acknowledges that Executive is a party to an employment agreement with TDA Industries, Inc. which has been assumed by Pemberton Services Corp.; and

     WHEREAS, the parties acknowledge the accuracy of the foregoing recitals and incorporate all of the same into this Agreement as terms and conditions hereof;

     NOW, THEREFORE, in consideration of the promises and mutual representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Executive agrees to accept 100,000 shares of Common Stock $.00001 par value per share of ESG in lieu of $100,000 of cash compensation for ESG's current fiscal year ending June 30, 2003. The said shares will be paid to TDA Industries, Inc. in accordance with the current procedure by which the Executive is paid by ESG.

     2. The provisions of paragraph 4(D) of the Restated Agreement are hereby modified so that the annual Basic Bonus (as defined in that agreement) is hereby waived by the Executive for the current fiscal year which is due to end on June 30, 2003 and the amount payable on such annual Basic Bonus for the next fiscal year, due to end on June 30, 2004, is limited to One Hundred Thousand ($100,000) Dollars.

     3. The provisions of paragraph 4(E) of the Restated Agreement are hereby modified so that the annual Performance Bonus (as defined in that agreement) is hereby waived by the Executive for the current fiscal year which is due to end on June 30, 2003.

     4. The provisions of paragraph 8(E)(iii) of the Restated Agreement are hereby modified so that severance pay as set forth therein shall be increased from six months' Salary (as defined in that agreement) to two years' Salary plus two years' annual Retirement Contribution (as defined in that agreement), to be paid in a lump sum upon completion of a sale of substantially all of the assets or stock of ESG to any nonaffiliated purchaser or purchasers in an arm's length transaction, together with the amount credited to the Executive's non-qualified, non-interest bearing and non-income earning deferred compensation account as set forth in paragraph 4(F) of the Restated Agreement. In addition, severance pay under paragraph 8(E)(iii) of the Restated Agreement shall also include the payments of two years of
(i) the annual allowance of $50,000 toward the payment of premiums on a policy or policies of life insurance as set forth in paragraph 4(B)(ii) of the Restated Agreement; and (ii) any other premiums for insurance in force for the Executive at the time of any such sale.

     5. Except as expressly modified herein, all terms and conditions of the Restated Agreement remain unchanged and the same are hereby ratified and confirmed.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                                JEH/EAGLE SUPPLY, INC.



                                By:/s/Douglas P. Fields,
                                      Chief Executive Officer
                                   -------------------------------




                                EAGLE SUPPLY, INC.



                                By:/s/Douglas P. Fields,
                                      Chief Executive Officer
                                   --------------------------------



                                EAGLE SUPPLY GROUP, INC.



                                By:/s/Douglas P. Fields,
                                      Chief Executive Officer
                                   --------------------------------



                                /s/Douglas P. Fields
                                -----------------------------------
                                DOUGLAS P. FIELDS


APPROVED AND CONSENTED TO:      PEMBERTON SERVICES CORP.



                                By: /s/Douglas P. Fields, President
                                   --------------------------------



APPROVED AND CONSENTED TO:      TDA INDUSTRIES, INC.



                                By: /s/Douglas P. Fields, President
                                   --------------------------------

                                                          EXHIBIT 3

                       MODIFICATION AGREEMENT

                       FREDERICK M. FRIEDMAN

     This Modification Agreement (this "Agreement") is made as of January 1, 2003 by and between JEH/EAGLE SUPPLY, INC. (formerly JEH/ACQUISITION CORP.), a Delaware Corporation having a place of business at 2500 U.S. 287, Mansfield, Texas ("JEH"), EAGLE SUPPLY, INC., a Florida corporation having a place of business at 1451 Channelside Drive, Tampa, Florida ("Eagle Supply"), EAGLE SUPPLY GROUP, INC., a Delaware corporation having an office located at 122 East 42nd Street, New York, N.Y. ("ESG"), with JEH, Eagle Supply and ESG referred to collectively hereinafter as the "Employer," and FREDERICK M. FRIEDMAN, an individual residing at 911 Park Avenue, New York, N.Y. (the "Executive").

     WHEREAS, JEH previously entered into a written employment agreement with the Executive dated as of the 1st day of July, 1997 (the "JEH Agreement"); and

     WHEREAS, the JEH Agreement was amended pursuant to a First
Amendment effective as of the 30th day of April, 1998, and pursuant to a Second Amendment effective as of the first day of November, 1999; and

     WHEREAS, the Executive previously entered into a written employment agreement with Eagle Supply and ESG dated as of the 17th day of March 1999 (the "Eagle Supply/ESG Agreement"); and

     WHEREAS, the Eagle Supply/ESG Agreement was amended pursuant to a First Amendment effective as of the 1st day of November, 1999; and

     WHEREAS, the parties executed an Amended, Restated and Consolidated Employment Agreement made as of November 1, 2001 (the "Restated Agreement"); and

     WHEREAS, the parties hereto, consisting of all of the parties to the aforesaid employment agreements, now desire to amend the terms and conditions of the Restated Agreement under which the Executive will continue to be employed by ESG, Eagle Supply, and JEH in the capacities of Executive Vice President, Treasurer, Secretary, and Chief Financial Officer, and to render services to them as may be required, consistent with his employment as hereinafter set forth; and

     WHEREAS, Employer acknowledges that Executive is a party to an employment agreement with TDA Industries, Inc. which has been assumed by Pemberton Services Corp.; and

     WHEREAS, the parties acknowledge the accuracy of the foregoing recitals and incorporate all of the same into this Agreement as terms and conditions hereof;

     NOW, THEREFORE, in consideration of the promises and mutual representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Executive agrees to accept 100,000 shares of Common Stock $.00001 par value per share of ESG in lieu of $100,000 of cash compensation for ESG's current fiscal year ending June 30, 2003. The said shares will be paid to TDA Industries, Inc. in accordance with the current procedure by which the Executive is paid by ESG.

     2. The provisions of paragraph 4(D) of the Restated Agreement are hereby modified so that the annual Basic Bonus (as defined in that agreement) is hereby waived by the Executive for the current fiscal year which is due to end on June 30, 2003 and the amount payable on such annual Basic Bonus for the next fiscal year, due to end on June 30, 2004, is limited to One Hundred Thousand ($100,000) Dollars.

     3. The provisions of paragraph 4(E) of the Restated Agreement are hereby modified so that the annual Performance Bonus (as defined in that agreement) is hereby waived by the Executive for the current fiscal year which is due to end on June 30, 2003.

     4. The provisions of paragraph 8(E)(iii) of the Restated Agreement are hereby modified so that severance pay as set forth therein shall be increased from six months' Salary (as defined in that agreement) to two years' Salary plus two years' annual Retirement Contribution (as defined in that agreement), to be paid in a lump sum upon completion of a sale of substantially all of the assets or stock of ESG to any nonaffiliated purchaser or purchasers in an arm's length transaction, together with the amount credited to the Executive's non-qualified, non-interest bearing and non-income earning deferred compensation account as set forth in paragraph 4(F) of the Restated Agreement. In addition, severance pay under paragraph 8(E)(iii) of the Restated Agreement shall also include the payments of two years of
(i) the annual allowance of $50,000 toward the payment of premiums on a policy or policies of life insurance as set forth in paragraph 4(B)(ii) of the Restated Agreement; and (ii) any other premiums for insurance in force for the Executive at the time of any such sale.

     5. Except as expressly modified herein, all terms and conditions of the Restated Agreement remain unchanged and the same are hereby ratified and confirmed.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                                 JEH/EAGLE SUPPLY, INC.



                                 By: /s/Frederick M. Friedman,
                                        Executive Vice President
                                    -----------------------------




                                 EAGLE SUPPLY, INC.


                                 By: /s/Frederick M. Friedman,
                                        Executive Vice President
                                    -----------------------------



                                 EAGLE SUPPLY GROUP, INC.



                                 By: /s/Frederick M. Friedman,
                                        Executive Vice President
                                    -----------------------------


                                 /s/Frederick M. Friedman
                                 --------------------------------
                                 FREDERICK M. FRIEDMAN


APPROVED AND CONSENTED TO:       PEMBERTON SERVICES CORP.


                                 By: /s/Frederick M. Friedman,
                                        Vice President
                                    -----------------------------



APPROVED AND CONSENTED TO:       TDA INDUSTRIES, INC.



                                 By: /s/Frederick M. Friedman
                                        Vice President
                                    ------------------------------